                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K


     For Annual Report of Employee Stock Purchase, Savings and Similar Plans
        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 1998
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________  to __________
         Commission file number     1-11690
                                   ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEVELOPERS DIVERSIFIED REALTY CORPORATION PROFIT
  SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DEVELOPERS DIVERSIFIED REALTY CORPORATION
3300 Enterprise Parkway, Beachwood, Ohio  44122

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                DECEMBER 31, 1998

                                TABLE OF CONTENTS

Report of Independent Accountants ...........................................................   1

Statement of Net Assets Available for Plan Benefits with Fund Information at December 31, 1998 and 1997 ........................................................... 2 - 3

Statement of Changes in Net Assets Available for Plan Benefits with Fund
  Information for the year-ended December 31, 1998 ..........................................   4

Notes to the Financial Statements ........................................................... 6 - 9

Schedule I - Item 27a Schedule of Assets held for Investment Purposes at
  December 31, 1998 .........................................................................   10

Schedule II - Item 27d Schedule of Reportable Transactions for the year
  ended December 31, 1998 ...................................................................   11

Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and the Administrator of the Developers Diversified Realty Corporation Profit Sharing Plan and Trust:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of "Schedule of Assets Held for Investment Purposes" and "Schedule of Reportable Transactions" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Cleveland, Ohio
June 7, 1999

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1998



                                                                                     Participant Directed
                                ------------------------------------------------------------------------------------------------
                                                  U.S.        Equity                                                  Employer
                                  Money       Government      Income        Global        Growth       Discovery      Stock
                                  Fund           Fund          Fund          Fund          Fund           Fund         Fund
                               ----------     ----------    ----------    ----------    ----------    ----------    ----------
Assets
Investments at fair value:
Common stock of
Developers Diversified
Realty Corporation             $     --       $     --      $     --      $     --      $     --      $     --      $  182,585
Smith Barney Money Funds ..        26,666           --            --            --            --            --           3,565
Oppenheimer Securities:
  U.S. Government Trust              --           55,290          --            --            --            --            --
  Equity income fund                 --             --         212,411          --            --            --            --
  Global fund                        --             --            --         166,366          --            --            --
  Growth fund                        --             --            --            --         251,738          --            --
  Discovery fund                     --             --            --            --            --          45,192          --
                               ----------     ----------    ----------    ----------    ----------    ----------    ----------
         Total investments         26,666         55,290       212,411       166,366       251,738        45,192       186,150
                               ----------     ----------    ----------    ----------    ----------    ----------    ----------
Receivables:
Participant notes
receivable                           --             --            --            --            --            --            --
Interfund receivable
(payable)                          (6,974)           803         3,267         1,704         3,867           758          --
Participants' contributions
  receivable                         --             --            --            --            --            --           1,695
Employer  contributions
receivable                           --             --            --            --            --            --            --
Dividends receivable                 --                                                                                  3,328
                               ----------     ----------    ----------    ----------    ----------    ----------    ----------
         Total receivables         (6,974)           803         3,267         1,704         3,867           758         5,023

                               ----------     ----------    ----------    ----------    ----------    ----------    ----------
Net assets available
for plan benefits              $   19,692     $   56,093    $  215,678    $  168,070    $  255,605    $   45,950    $  191,173
                               ==========     ==========    ==========    ==========    ==========    ==========    ==========

                                                 Non-
                               Participant    Participant
                                 Directed       Directed
                              ----------------------------
                                                Employer
                                   Loan           Stock
                                   Fund            Fund          Total
                                 ----------     ----------    ----------
Assets
Investments at fair value:
Common stock of
Developers Diversified
Realty Corporation               $     --       $  146,045    $  328,630
Smith Barney Money Funds ..            --            1,304        31,535
Oppenheimer Securities:
  U.S. Government Trust                --             --          55,290
  Equity income fund                   --             --         212,411
  Global fund                          --             --         166,366
  Growth fund                          --             --         251,738
  Discovery fund                       --             --          45,192
                                 ----------     ----------    ----------
         Total investments             --          147,349     1,091,162
                                 ----------     ----------    ----------
Receivables:
Participant notes
receivable                           41,512           --          41,512
Interfund receivable
(payable)                            (3,425)          --            --
Participants' contributions
  receivable                           --             --           1,695
Employer  contributions
receivable                             --            1,833         1,833
Dividends receivable                   --            2,671         5,999
                                 ----------     ----------    ----------
         Total receivables           38,087          4,504        51,039
                                 ----------     ----------    ----------
Net assets available
for plan benefits                $   38,087     $  151,853    $1,142,201
                                 ==========     ==========    ==========



    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997



                                                                                 Participant Directed
                                -----------------------------------------------------------------------------------------------
                                                U.S.       Equity                                         Employer
                                  Money      Government    Income      Global      Growth    Discovery     Stock       Loan
                                  Fund          Fund        Fund       Fund        Fund       Fund         Fund        Fund
                                --------     --------    --------    --------    --------    --------    --------    --------
Assets
Investments at fair value:
Common stock of
  Developers Diversified
Realty Corporation              $   --       $   --      $   --      $   --      $   --      $   --      $154,818    $   --
Smith Barney Money
  Funds                           32,647         --          --          --          --          --           183        --
Oppenheimer Securities:
  U.S. Government Trust             --         43,221        --          --          --          --          --          --
  Equity income fund                --           --       147,849        --          --          --          --          --
  Global fund                       --           --          --       129,151        --          --          --          --
  Growth fund                       --           --          --          --       170,176        --          --          --
  Discovery fund                    --           --          --          --                    26,738        --          --
                                --------     --------    --------    --------    --------    --------    --------    --------
       Total investments          32,647       43,221     147,849     129,151     170,176      26,738     155,001        --
                                --------     --------    --------    --------    --------    --------    --------    --------
Receivables:
Participant notes receivable        --           --          --          --          --          --          --        17,671
Interfund receivable
(payable)                        (14,317)         860       3,439       2,695       6,118       1,077         137          (9)
Participants' contributions
  receivable                        --           --          --          --          --          --         1,869        --
Employer contributions
  receivable                        --           --          --          --          --          --          --          --
                                --------     --------    --------    --------    --------    --------    --------    --------
     Total receivables           (14,317)         860       3,439       2,695       6,118       1,077       2,006      17,662
                                --------     --------    --------    --------    --------    --------    --------    --------
Net assets available
  for plan benefits             $ 18,330     $ 44,081    $151,288    $131,846    $176,294    $ 27,815    $157,007    $ 17,662
                                ========     ========    ========    ========    ========    ========    ========    ========

                                   Non-
                                Participant
                                  Directed
                                 ----------
                                  Employer
                                    Stock
                                    Fund       Total
                                  --------    --------
Assets
Investments at fair value:
Common stock of
  Developers Diversified
Realty Corporation                $114,974    $269,792
Smith Barney Money
  Funds                                110      32,940
Oppenheimer Securities:
  U.S. Government Trust               --        43,221
  Equity income fund                  --       147,849
  Global fund                         --       129,151
  Growth fund                         --       170,176
  Discovery fund                                26,738
                                  --------    --------
       Total investments           115,084     819,867
                                  --------    --------
Receivables:
Participant notes receivable          --        17,671
Interfund receivable                  --          --
(payable)
Participants' contributions
  receivable                          --         1,869
Employer contributions
  receivable                         1,509       1,509
                                  --------    --------
     Total receivables               1,509      21,049
                                  --------    --------
Net assets available
  for plan benefits               $116,593    $840,916
                                  ========    ========

The accompanying notes are an integral part of these financial statements.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                         PROFIT SHARING PLAN AND TRUST
                              STATEMENT OF CHANGES
        IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED, DECEMBER 31, 1998



                                                                                 Participant Directed
                                ------------------------------------------------------------------------------------------
                                                 U.S.          Equity
                                Money        Government        Income          Global          Growth        Discovery
                                Fund             Fund           Fund            Fund            Fund            Fund
                             -----------     -----------     -----------     -----------     -----------     -----------

Additions (deductions):
Contributions:
   Employer contributions    $      --       $      --       $      --       $      --       $      --       $      --

Participants'
  contributions                    7,808          14,813          54,051          34,369          82,283          16,437

Participants' rollover              --              --             3,437           3,088           6,581           3,437
Loan repayments                      958             200           2,783           1,886           2,707           1,686

Dividend income                    1,426           2,492          20,743          11,412          21,736           1,376

Interest income                     --              --              --              --              --              --

Net (depreciation)
  appreciation in
  fair value of
  investments                       --              (163)         (2,965)          2,979          (2,276)         (2,147)
                             -----------     -----------     -----------     -----------     -----------     -----------
Total additions                   10,192          17,342          78,049          53,734         111,031          20,789
                             -----------     -----------     -----------     -----------     -----------     -----------
(deductions)
Deductions:
 Participants' benefits             (650)         (1,230)         (8,109)        (13,010)        (25,550)         (2,154)
 Participant loans                (8,180)         (4,100)         (5,550)         (4,500)         (6,170)           (500)
                             -----------     -----------     -----------     -----------     -----------     -----------
 Total deductions                 (8,830)         (5,330)        (13,659)        (17,510)        (31,720)         (2,654)
                             -----------     -----------     -----------     -----------     -----------     -----------
Net increase                       1,362          12,012          64,390          36,224          79,311          18,135
Net assets available
 for plan benefits
 beginning of year                18,330          44,081         151,288         131,846         176,294          27,815
                             -----------     -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS END
 OF YEAR                     $    19,692     $    56,093     $   215,678     $   168,070     $   255,605     $    45,950
                             ===========     ===========     ===========     ===========     ===========     ===========

                                                                Non-
                                                            Participant
                                   Participant Directed      Directed
                             ------------------------------ ----------
                                Employer                     Employer
                                 Stock          Loan           Stock
                                 Fund           Fund            Fund            Total
                             -----------     -----------     -----------     -----------

Additions (deductions):
Contributions:
   Employer contributions    $      --       $      --       $    45,006     $    45,006

Participants'
  contributions                   42,132            --              --           251,893

Participants' rollover             2,389            --              --            18,932
Loan repayments                     --           (10,220)           --              --

Dividend income                   13,733            --             8,183          81,101

Interest income                     --             2,321            --             2,321

Net (depreciation)
  appreciation in
  fair value of
  investments                    (16,257)           --            (9,687)        (30,516)
                             -----------     -----------     -----------     -----------
Total additions                   41,997          (7,899)         43,502         368,737
                             -----------     -----------     -----------     -----------
(deductions)
Deductions:
 Participants' benefits           (7,831)           (676)         (8,242)        (67,452)
 Participant loans                  --            29,000            --              --
                             -----------     -----------     -----------     -----------
 Total deductions                 (7,831)         28,324          (8,242)        (67,452)
                             -----------     -----------     -----------     -----------
Net increase                      34,166          20,425          35,260         301,285
Net assets available
 for plan benefits
 beginning of year               157,007          17,662         116,593         840,916
                             -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS END
 OF YEAR                     $   191,173     $    38,087     $   151,853     $ 1,142,201
                             ===========     ===========     ===========     ===========


The accompanying notes are an integral part of these financial statements.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

1.       FORMATION OF PLAN AND SUMMARY OF ACCOUNTING POLICIES

         Formation of Plan

         Effective July 1, 1994 Developers Diversified Realty Corporation (the "Company") formed the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the "Plan").

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at market value as of the last business day of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the shareholder record date.

         The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which is comprised of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Payment of Benefits

         Benefits are recorded when paid.

         Administrative Expenses

         The Company may, at its discretion, pay the administrative expenses of the Plan. Any expenses not paid by the Company will be paid out of Plan assets. In 1998 and 1997, all Plan expenses were paid for by the Company.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

2.       DESCRIPTION OF PLAN

         The following brief description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan that covers all eligible employees, as defined, of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions

         Participants have the right to direct the trustee to invest their contributions, in one or more permitted investment funds, as defined by the Plan, as they may choose. Participants may contribute up to 15% of their annual compensation, not to exceed $10,000 per Plan year. The Plan provides that the Company will match participant's contributions in an amount equal to 25% of the participant's elective deferrals for the Plan year. However, the Company shall not match any elective deferrals which are in excess of 6% of a participant's annual compensation. Matching contributions may be made in cash or in the Company's common stock. During 1998 and 1997, all Company contributions were made with the Company's common stock. Subject to provisions of the Plan, the Company also has the option to contribute any amount up to 15% of the annual pay of all participating and vested participants for each Plan year. During 1998 and 1997, there were no such contributions made by the Company related to this provision.

         Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based upon participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions ($2,752 and $1,410 at December 31, 1998 and 1997, respectively).

         Vesting

         Plan participants are fully vested in all contributions to their accounts, with the exception of the Company contributions, which vest at the rate of 20% per service year until fully vested. Participants were credited with years of service prior to the formation of the Plan for vesting purposes.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

         Benefits Payments

         The liability of the Plan for benefits to participants is limited to the fair value of the Plan assets. A participant is entitled to receive the full value of his or her vested account at age 65, death or disability, prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive a single lump sum payment of his or her account balance. If a participant's employment terminates as a result of a permanent physical or mental disability, the participant will be fully vested as of the date of the disability. Benefits payable at December 31, 1998 and 1997 for all processed and approved claims were $4,549 and $0, respectively. This amount is reflected as a liability in the Plan's Form 5500 in accordance with ERISA rules and regulations.

         Participants Notes Receivable

         Under the terms of the Plan, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus 1% which is fixed at the time of the loan, or 8.8% and 9.5% at December 31, 1998 and 1997, respectively. The outstanding notes' interest rates range from 9.25% and 10.5%.

         Plan Termination

         Under the Plan, the Company has the right to discontinue contributions and terminate the Plan at any time, although the Company has not expressed any interest to do so. In the event of termination, participants' accounts become fully vested if the participant has not
         (1) incurred a five-year break in service, or (2) received payment of their vested account balance. The Participants' accounts are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

3.       INVESTMENTS

         The Trustee of the Plan maintains the following separate investment accounts under the Plan in which participants may direct contributions.

                  EMPLOYER STOCK FUND - This fund is comprised of common stock of the Company, Developers Diversified Realty Corporation, which is actively traded on the New York Stock Exchange.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                  Oppenheimer Securities:

                  U.S. GOVERNMENT TRUST - This fund seeks high current income, preservation of capital and maintenance of liquidity primarily through investments in debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

                  EQUITY INCOME FUND - This fund's primary investment objective is to maximize current income, compatible with prudent investment. It has a secondary objective to conserve principal, while providing an opportunity for capital appreciation. It invests primarily in well established corporations who typically pay an above average dividend yield.

                  GROWTH FUND - This fund invests its assets to seek capital appreciation for shareholders. It invests in large corporations who have proven potential for earnings growth over time.

                  GLOBAL FUND - This fund invests its assets with the objective of capital appreciation. It invests in stocks from around the world. It searches out growth oriented companies principally involved in one or more key global trend sectors.

                  DISCOVERY FUND - This fund's investment objective is capital appreciation. It invests in small emerging growth companies for maximum capital appreciation.

                  Smith Barney:

                  MONEY FUND - This fund invests in short-term high quality money market securities that provide current income and safety of principal.

4.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and therefore is exempt from federal income taxes. In management's opinion, the Plan is operating in compliance with the applicable provisions of the IRC and other post-1986 legislation. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The application for tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

5.       TRANSACTION WITH PARTIES-IN-INTEREST

         Certain officers of the Company are participants in the Plan and trustees of the Plan. One of the investment elections includes the Company's common stock. At December 31, 1998 and 1997, the Plan held investments in shares of mutual funds managed by Smith Barney, the Plan investment advisor, with a total market value of $762,532 and $550,075, respectively. During the year ended December 31, 1998, the Plan purchased a total of $295,709 of mutual fund assets from Smith Barney. These transactions are exempt party-in-interest transactions under
         Section 408 of ERISA and the regulations thereunder.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                   Schedule I

           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998


                                                                                                           Fair
Identity of Issuer or Borrower                                                       Cost                  Value
-------------------------------------------------------------------------       --------------         ---------
*   Smith Barney              Money Funds Cash Portfolio Class A                  $    31,535         $     31,535
    Oppenheimer Funds         U.S. Government Trust Class C                            56,876               55,290
    Oppenheimer Funds         Equity Income Fund Class C                              196,973              212,411
    Oppenheimer Funds         Global Fund Class C                                     161,229              166,366
    Oppenheimer Funds         Growth Fund Class C                                     256,466              251,738
    Oppenheimer Funds         Discovery Fund Class C                                   46,236               45,192
*   Developers Diversified
    Realty Corporation        Common Stock                                            310,459              328,630
                                                                                  -----------         ------------
                                                                                   $1,059,774         $  1,091,162
                                                                                   ==========         ============
*   Participant Notes Receivable (The outstanding Notes'
        Interest range from 9.25% to 10.5%.)                                       $     -            $     38,087
                                                                                   ==========         ============


* Designates Parties-In-Interest

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                   Schedule II

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998


                                                                                   Net
                                                    Purchase       Selling        Gain
                                                      Price         Price       or (loss)
                                                    ---------      -------      ---------
Oppenheimer Equity
  Fund Class C
  36 aggregate purchases                             $78,843
  10 aggregate sales                                               $11,347       $ 2,417

Oppenheimer Global
  Fund Class C
  32 aggregate purchases                               49,052
  10 aggregate sales                                                17,057           599

Oppenheimer Growth
  Fund Class C
  33 aggregate purchases                              113,049
  22 aggregate sales                                                31,785         1,221

*Developers Diversified Realty
  Corporation Stock
  29 aggregate purchases                              112,822
   8 aggregate sales                                                19,045         1,422

* Designates Party-In-Interest

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST


EXHIBIT
-------

23.0 Consent of Independent Accountants

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Developers Diversified Realty Corporation
                                    Profit Sharing Plan and Trust

Date         June 29, 1999          /s/   Scott A. Wolstein
      ----------------------        -----------------------
                                    Scott A. Wolstein
                                    Trustee

Date         June 29, 1999          /s/    James A. Schoff
      ----------------------        ----------------------
                                    James A. Schoff
                                    Trustee

Date         June 29, 1999          /s/    Joan U. Allgood
      ----------------------        ----------------------
                                    Joan U. Allgood
                                    Trustee